June 23, 2021

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill Ball Metaverse ETF (the “Fund”)

Dear Mr. Sutcliffe:

The Trust filed correspondence on June 17, 2021 (the “Initial Response Letter”), in which it responded to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 93 to the Trust’s Registration Statement on Form N-1A filed April 9, 2021 (SEC Accession No. 0000894189-21-002144) (the “Amendment”). This correspondence is being filed in response to additional comments provided by the Staff on June 9, 2021 and June 22, 2021. For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General Comments
1.While Staff recently issued a statement regarding funds investing in the bitcoin futures market, a similar Staff statement has not been issued regarding the Ethereum futures market. We refer you to the Staff letter on Engaging on Fund Innovation in Cryptocurrency-related Holdings dated January 18, 2018 (the “Cryptocurrency Letter”). Please address the questions raised therein related to substantive requirements regarding valuation, liquidity, custody, arbitrage mechanisms for ETFs, as well as potential manipulation and other risks associated with Ethereum related markets.
Response: The Fund responds supplementally that, initially, its only cryptocurrency related holdings will be publicly traded equity securities, such as those of Coinbase. The Fund confirms that prior to investing in any other cryptocurrency-related asset, including the Grayscale bitcoin or ethereum-related products, the Fund will file a post-effective amendment under Rule 485A for Staff review, and include correspondence responsive to each of the questions raised in the Cryptocurrency Letter.
2.The Fund states that “Metaverse Companies” are further ranked within their respective industry category, as “Pure-Play” Companies, “Core” Companies, or “Non-Core” Companies. Please explain how the Fund’s definition of “Metaverse Companies” is reasonable. The Staff notes that a reasonable definition typically addresses a well-established index, industry codes or classifications, or 50% revenue/profit testing.
Response: The Fund’s definition of “Metaverse Companies” is derived from the methodology of the Fund’s underlying index, the Ball Metaverse Index, which was created and is maintained by an unaffiliated Index Provider. The Index Provider, in turn, formulated its definition and the universe of Metaverse Companies based on extensive research and analysis of a collection of five or more persons comprising both representatives of the Index Provider and independent subject matter experts (collectively, the “Council”). While the Metaverse concept is relatively new and subject to change as the categories comprising the Metaverse evolve together with available technology and consumer behavior, the Trust believes that the definition of Metaverse Companies is not only reasonable, but clearly disclosed. The Fund’s Principal Investment Strategies disclosure describes in detail the types of companies that are eligible for inclusion in the Index, as well as the fact that within the seven company categories are companies that range from substantially linked to the Metaverse (i.e., “Pure-Play” Companies) to indirectly or prospectively linked to the Metaverse (i.e., “Non-Core” Companies). Moreover, the Fund’s holdings will be fully transparent. As a result, shareholders will at all times know which companies are considered Metaverse Companies.
Methodology Comments
3.With regard to the “Payments” category discussed in section 1.0 Index Specifications, please ensure that this revised disclosure on payments is updated in the registration statement as previously discussed verbally.
Response: The Trust confirms that the revisions to the Payments category in the Index methodology will be reflected in the Fund’s Prospectus. Further, please see the Fund’s response to the Staff’s comment 9, below.
4.With regards to the “Content, Assets and Identity Services” category discussed in section 1.0 Index Specifications, please ensure that this revised disclosure on payments is updated in the registration statement.
Response: The Fund has revised the disclosure as follows:
“The design/creation, sale, re-sale, storage, secure protection and financial management of digital assets, such as virtual goods and currencies, as connected to user data and identity. This contains all business and services “built on top of” and/or which “service” the Metaverse, and which are not vertically integrated into a virtual platform by the platform owner, including content which is built specifically for the Metaverse, independent of virtual platforms.”
5.Section 1.0 Index Specifications of the methodology states that the “Index is available as a Gross Total Return Index”, please include this information in the prospectus.
Response: The Fund has added the following disclosure to its Item 9 disclosure:
“The Index is calculated as a gross total return index.”
6.Section 1.6 Oversight of the methodology states that an “Expert Council” will be responsible for decisions regarding the composition of the Index. Will there be any knowledge of who will be on the Expert Council? If not, why not?
Response: The names and biographies of the members of the Expert Council will be made public on the Index website. The initial members, none of whom is affiliated with the Adviser, will be: Matthew Ball, Jonathan Glick, Jerry Heinz, Jacob Navok, and Jesse Walden.
7.With regards to the definition of “Index Universe” discussed in Section 4 Definitions, please include and/or discuss the following points in the prospectus:
▪From Item 1 – “China A-Shares, master limited partnerships and business development companies are excluded.”

▪From Item 2 – “or be an existing Index component with a market capitalization of at least $200 million USD.”
▪From Item 3 – “Average daily trading volume of at least $2 million USD per day over the trailing 6-month period. If 6-month trailing volume is unavailable, volume since initial listing date will be used.”
Response: The Fund has considered the requirements of both Item 4(a) and Item 9(b)(1) in the drafting of its principal strategy disclosure. The Fund notes that instruction 3 to Item 9(b)(1) states that a “negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal strategy”. Therefore, the Fund has not included disclosure related to the first bullet of the Staff’s comment, above, as items excluded from the Index would be a negative strategy. The Fund has made the following revisions responsive to the second and third bullets:
“The Index includes globally-listed companies with a market capitalization of at least $250 million and with at least $2 million average daily traded value over the trailing 6-month period. If 6-month trading volume is unavailable, volume since initial listing date will be used. Existing Index components must maintain a minimum market capitalization of $200 million.”
Comments to the Initial Response Letter
8.    Confirm whether the disclosure requested in the Staff’s initial comment 4, regarding whether the Fund’s index is an affiliated index, will be included in the Prospectus. The Staff notes its position that both the index provider and its affiliation status is appropriate disclosure.
Response: The Fund confirms that the disclosure will be included in its Prospectus.
9. With respect to the revised disclosure indicated in response to the Staff’s comment 6, regarding the “Payments” bullet point, the Staff finds the new disclosure confusing in the following ways:
•the use of the phrase “pure-play digital currencies and financial services” in the bullet creates confusion as “Pure-play” is also the name of a category of Metaverse Companies;
•the addition of bitcoin and ether to the description are not necessary; and
•the placement of the parenthetical language in the bullet point is confusing.
Response: The Fund has revised the referenced bullet point to read as follows:
“Payments - The support of digital payment processes, platforms, and operations, which includes companies that are fiat on-ramps ~~(a form of digital currency exchange) to pure-play~~ to digital currencies (a form of digital currency exchange) and financial services~~, including cryptocurrencies, such as bitcoin and ether, and other blockchain technologies~~.”
10.    With respect to the revised disclosure indicated in response to the Staff’s comment 7, please revise the Fund’s description of the category using plain English. Consider including percentages.
Response: The Fund has made the following additional clarifications:
“Category companies are weighted on a tiered basis whereby “pure-play” companies receive two and a half times the initial weighting of “core” companies or five times the initial weighting of “non-core” companies, while “core” companies” receive two times the initial weighting of “non-core” companies. These initial weights are calculated based on the number of companies in each category in the Index upon each rebalancing, so as to ensure the total combined weight ~~for~~ of each category ~~is~~ totals 100%.

*****

If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-336-9563.

Sincerely,

/s/ Alia M. Vasquez
Alia Vasquez
Vice President
U.S. Bank Global Fund Services

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.75%

1 Estimated for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240